Mail Stop 3561

August 15, 2006

Mr. Edward A. Stern
Chief Financial Officer
180 Van Riper Avenue
Elmwood Park, New Jersey 07407

      Re: Kreisler Manufacturing Corporation
            Form 10-KSB for the year ended June 30, 2005
            Filed December 28, 2005
            File No. 000-04036

Dear Mr. Stern:

We have reviewed your response letter dated July 25, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Amended Form 10-KSB for the year ended June 30, 2005

Notes to the Financial Statements

Note A. Operations and Summary of Significant Accounting Policies, page 12

<u>- Revenue Recognition, page 12</u>

1. We note from your response to our prior comment one that based on your history of returns from the US Government you believe there is a high degree of certainty that any products requiring customer quality inspection and product acceptance at the customer's location will not be returned and therefore you should be able to recognize revenue at the time of shipment. However, Topic 13 discusses customer acceptance provisions <u>after</u> delivery has occurred, and in your case it does not appear the deliver criterion has been met in such contracts as title has not yet passed to the customer.   Based upon your response to our comment number six in the letter dated July 5, 2006, you state "the Company's revenue recognition policies are based on the transfer of legal title to the products manufactured by the Company to the customer. With the exception of contracts received from the US Government, most of the Company's customer contracts are FOB Origin," which indicates the delivery terms for the US Government contracts are other than FOP Shipping Point. In this regard, please tell us how your revenue recognition policies with respect to the US Government contracts complies with GAAP and tell us whether the difference in accounting treatment is material to your financial statements as a whole. Please provide us with your analysis of recognizing revenue at the time of shipment versus the actual sales terms for each period presented which supports your conclusions. We may have further comment upon receipt of your response.

****

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief